April 14, 2010
VIA EDGAR AND OVERNIGHT MAIL
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Attention:	Kathleen Collins
Accounting Branch Chief

Re:	Nuance Communications, Inc.
Form 10-K for the Fiscal Year Ended September 30, 2009
Filed November 25, 2009
File No. 0-27038

Nuance Communications, Inc.
Form 10-Q for the Quarterly Period Ended December 31, 2009
Filed February 9, 2010
File No. 0-27038
Ladies and Gentleman:
     We are responding to the comments received from the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) in a letter to Nuance Communications, Inc (“Nuance” or the “Company”), dated March 17, 2010 (the “Comment Letter”) relating to the above referenced Annual Report on Form 10-K, filed on November 25, 2009 (the “Form 10-K”) and Quarterly Report on Form 10-Q, filed on February 9, 2010 (the “Form 10-Q”).
     For your convenience, we have repeated your comments below in italic type before each of our responses.
Form 10-K for the Fiscal Year Ended September 30, 2009
Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations
Results of Operations
1.	We note your response to our prior comment 1 and the revisions to your December 31, 2009 Form 10-Q to include qualitative discussion of the trending of your professional services and hosting backlog and the annualized run rate of transcription lines for your healthcare on-demand business. Tell us how you considered quantifying this information as you have done in your earnings transcripts. We refer you to Section III.B of SEC Release 33-8350.

When evaluating the financial results of our professional services and hosting revenue-producing activities, Nuance management considers qualitative factors such as the trend in our backlog of professional services hours and the annualized run rate of transcription lines in our healthcare on-demand business. Management considers the qualitative information regarding the trend of these operational metrics to be more important than the actual quantification of these metrics. Nuance management believes it is appropriate to include this qualitative information in its Management Discussion and Analysis as it provides readers with additional information that is useful in evaluating the Company’s results and the opportunity to view these activities through the eyes of management. Although Nuance includes quantitative information in its earnings transcripts at the specific request of certain of the Company’s investors and analysts, Nuance management does not believe such quantitative information to be material to an investor’s understanding of the Company’s financial results or the key variables assessed by management in evaluating the business.
Other
2.	We note from various news reports (e.g. at www.nuance.com/macspeech/) that on February 16, 2010 you acquired MacSpeech. Please describe the terms of this acquisition. Also, tell us your consideration to file an Item 2.01 Form 8-K and explain further how you determined whether financial information pursuant to Article 3-05 and Article 11 of Regulation S-X is required.

Nuance acquired MacSpeech for total consideration of up to $14.8 million, of which $12.3 million was paid at closing and an additional $2.5 million may become payable pursuant to a two-year earn-out arrangement. The closing consideration consisted of a $6.3 million cash payment and 406,780 shares of Nuance common stock.

The Company applied the significance test of Article 1-02(w) of Regulation S-X with respect to the MacSpeech acquisition and determined that the acquisition was less than twenty percent significant under each of the three significance tests. The MacSpeech acquisition had a significance of 0.07% using the asset test, 0.41% using the investment test and 1.10% using the income test. The Company respectfully advises the Staff that it included the maximum contingent consideration in the significance analysis, and utilized the pro forma financial information and results of the Company as filed in the Company’s Form 8-K/A on February 8, 2010 in accordance with Article 3-05(B)(3) of Regulation S-X. The specific calculations are set forth below:
Asset Test

Total Assets (Pro Forma Nuance)	$3,619,502,107
Total Assets (MacSpeech)	$2,670,723
Significance	0.07%
Investment Test

Total Assets (Pro Forma Nuance)	$3,619,502,107
Purchase Price (GAAP)	$14,800,000
Significance	0.41%

Income Test

Loss Before Taxes (Pro Forma Nuance)	$(67,776,000)
Income Before Taxes (MacSpeech)	$744,829
Significance	1.10%
Because the transaction was less than 20% significant, Nuance concluded that it was not required to file a Form 8-K under Item 2.01, nor was financial information pursuant to Article 3-05 and Article 11 of Regulation S-X required.
Form 10-Q for the Quarter Ended December 31, 2009
Note 2. Summary of Significant Accounting Policies
Accounting for Collaboration Agreements, page 8
3.	We note your discussion regarding the collaboration agreement entered into in October 2009. With regards to such information, please provide the following:
•	Please explain further the company’s activities in this arrangement and clarify whether both parties to the arrangement are exposed to significant risk and reward based on the commercial success of the development efforts. In this regard, tell us whether you are accounting for this arrangement pursuant to ASC 808 or provide us the specific accounting guidance on which you relied.

The Company respectfully advises the Staff that we follow the guidance in ASC 808 in accounting for the collaboration agreement. The activities of the Company under this arrangement include the following:
•	Funding $16 million per year for research and development activities and an additional $2.4 million per year for the extended exclusive commercialization rights granted in the January 13, 2010 amendment;

•	Joint ownership of intellectual property developed through the collaboration;

•	Exclusive right to commercialize the intellectual property developed through the collaboration for a period of 6.5 years;

•	Active participation in both the direction and fulfillment of the activities of the joint research program; and

•	Active participation in contract governance and technical steering committees where decisions are made regarding the overall business direction of the research program and technical strategy.

We believe both parties are exposed to significant risk, and rewards based on the commercial success of the development efforts. To the extent the collaboration is not successful, both parties will have expended significant resources that could have been deployed in an alternative manner. Alternatively, any technological results of the research program will be jointly-owned, allowing either party to benefit from the technology in further development efforts, and subsequent to the expiration of the collaboration agreement, as amended, both parties stand to generate revenues from the commercialization thereof.
•	We note that you are amortizing the payments to research and development expense. Tell us whether you intend to classify any portion of these payments to other income statement line items (i.e. cost of revenues) and explain your conclusions. In this regard, we note these payments are in consideration for third party development efforts as well as for joint ownership rights to the technology and commercialization rights. We refer you to ASC 808-10-45-4.

The Company respectfully advises the Staff that when determining the classification of the amortization of the payments related to the collaboration agreement, we reviewed ASC 808-10-45-4 as well as ASC 730-10-25 and ASC 985-20-25. In accordance with these referenced standards, costs incurred in research and development are expensed as incurred and classified as research and development expense until technological feasibility has been established, at which time any additional production costs incurred after the establishment of technological feasibility, up through general release of any software, would be capitalized, if material. The Company would classify the amortization of any such capitalized amounts as costs of revenue. Until such time as technological feasibility is established, we intend to continue to classify the payments as research and development expense in accordance with the above referenced standards.

The joint ownership and commercialization rights did not hold any separate or identifiable value at the time the agreement was executed because no intellectual property or software was transferred to the Company in connection with entering into this agreement. As there is no guarantee that any such intellectual property or software will be developed, no portion of the payments have been allocated to those rights. The Company respectfully advises the Staff that the $12.0 million in payments to be made in respect of the January 13, 2010 amendment to the collaboration agreement, which extends the Company’s sole commercialization rights with respect to any intellectual property developed under the collaboration, are being deferred when made and will be expensed to sales and marketing expense over the eighteen-month contractual extension period, subject to any determination of impairment from the date of payment through the expiration of that period.

•	Tell us how you considered the disclosure requirements of ASC 808-10-50-1(d), as applicable, with regards to the income statement classification.

In response to the Staff’s comment, the Company will add additional disclosure regarding income statement classification in future filings.

•	Further, tell us your consideration to file the collaboration agreement as a material contract pursuant to Item 601(A)(10) of Regulation S-K.

The Company respectfully advises the Staff that in preparation for filing our quarterly report on Form 10-Q, we concluded that the collaboration agreement was not a material contract within the scope of Item 601(b)(10). Our conclusion was based on the following factors:
•	the agreement, as one related to the continued development of advanced speech recognition technology, is an agreement that ordinarily accompanies the kind of business Nuance conducts;

•	the agreement is immaterial in amount, as annual payments are $16 million, reflecting approximately three percent of Nuance’s operating expense for fiscal 2009; and

•	the agreement is immaterial in significance because Nuance’s business is not dependent on the results of the work performed pursuant to the collaboration agreement.
Note 12. Credit Facilities and Debt
Adoption of ASC 470-20, page 19
4.	We note the company’s 2.75% convertible senior debentures include prepayment options. Tell us how considered such options as well as any other embedded features when determining the fair value of the liability component and allocating the initial proceeds. We refer you to ASC 470-20-25-24 and 25. To the extent that you believe such features are non-substantive, then also tell us how you considered the guidance in ASC 470-20-35-35 in determining the expected life of the liability component.

The Company respectfully advises the Staff that in its analysis at the time of issuance, August 13, 2007, of its 2.75% convertible senior debentures (the “Convertible Notes”), the following embedded features were identified in each $1,000 convertible note:
(i)	The holders’ conversion option;

(ii)	The holders’ option to redeem the Convertible Notes at par on August 15, 2014; August 15, 2017; or August 15, 2022 (holders’ non-contingent put option);

(iii)	The holders’ option to redeem the Convertible Notes at par upon the occurrence of specified events of default or a change in control of the Company (holders’ contingent put option);

(iv)	The issuer’s option to redeem the Convertible Notes at par at anytime subsequent to August 20, 2014 (issuer’s call option); and

(v)	Contingent interest adjustment provision that increases the 2.75% fixed interest rate on the Convertible Notes by 25-100 basis points upon specified events of default or failure to maintain an effective registration statement specific to the convertible notes.
The Company assessed these embedded features at the time of issuance of the Convertible Notes. Embedded features (i) — (iv) were assessed under SFAS No. 133, as amended by SFAS No. 138, and related guidance (such standards now codified within ASC 815), and the Company determined that such features did not require separate accounting from the Convertible Notes. The Company provided the Staff with its assessment related to the holders’ conversion options in the Company’s response letter dated February 21, 2008. The put and call features described above, as embedded features (ii) — (iv), were assessed at the time of issuance based on the guidance in Derivatives Implementation Group (DIG) Issue No. B16 and paragraphs 13 and 61(d) of SFAS No. 133 (ASC 815-15-25-26 and 815-15-25-40, respectively) and were determined to be clearly and closely related to the debt host contract based on those assessments. Our assessments of these embedded features in the Convertible Notes formed the basis for our conclusion that such features did not require any separate accounting as indicated in ASC 470-20-25-24 and 25. The contingent interest adjustment provision, embedded feature (v), was determined to be a derivative requiring bifurcation from the debt host, the value of which was determined to be de minimus, and therefore, was evaluated prior to and separate from completing the valuation of the liability component of the Convertible Notes performed in adopting ASC 470-20 in accordance with ASC 470-20-25-24 and 25.

When determining the expected life of the liability component, the Company considered the guidance in ASC 470-20-30-30 and determined that the holders’ contingent put option and the issuer’s call option were not substantive because it was deemed probable, at the time of issuance, that these embedded features would not be exercised. Specifically, the Company concluded that (i) it was probable that the holders’ contingent put option would not be exercised as the probability of an event of default or change in control triggering the holders’ contingent put option was considered unlikely, and (ii) it was probable that the issuer’s call option would not be exercised in the foreseeable future due to the low coupon interest rate on the Convertible Notes. For the holders’ non-contingent put option, the Company has assessed and determined it to be probable that the holders’ would exercise such option at the first available put date (August 15, 2014) and determined that such non-contingent put option was substantive and should be considered in assigning an expected life to the liability component of the Convertible Notes. Accordingly, the life of the liability component extends to the first available non-contingent put date, which coincides with the period over which the Company has been historically amortizing the original discount and debt issuance costs associated with the Convertible Notes.
The Company hereby acknowledges the following:
•	we are responsible for the adequacy and accuracy of the disclosure in our filings;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
We appreciate the assistance the Staff has provided with its comments. Please direct your questions or comments regarding the Company’s response to the undersigned at (781) 565-5000. Thank you for your assistance.

Sincerely,
/s/ Thomas L. Beaudoin
Thomas L. Beaudoin

cc:	Paul Ricci, Nuance Communications, Inc.
Daniel Tempesta, Nuance Communications, Inc.
Jo-Anne Sinclair, Esq., Nuance Communications, Inc.
Garrison Smith, Esq., Nuance Communications, Inc.
Robert Sanchez, Wilson Sonsini Goodrich & Rosati, Professional Corporation